Mail Stop 4561

September 18, 2008

Mr. Rex P. Doyle
President
Epic Energy Resources, Inc.
10655 Six Pines, Suite 210
The Woodlands, TX 77380

> **Re:** **Epic Energy Resources, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 4**
> **Filed September 10, 2008**
> **File No. 333-148479**

Dear Mr. Doyle:

We have reviewed your response letter dated September 10, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Reference to prior comments refers to our letter dated July 25, 2008.

Financial Statements

General

1.   We note your response to prior comment one. Please revise you footnotes to disclose the amount of purchase price allocated to goodwill and each major intangible asset separately for the acquisitions of Carnrite, Epic Integrated and Pearl Development.

Epic Energy Resources, Inc.

Interim Financial Statements – June 30, 2008 (Unaudited)

Notes to Consolidated Financial Statements

Organization and Basis of Presentation, page F-85

2.   Please revise your disclosures to exclude references to your annual report on Form 10-KSB for the year ended December 31, 2007.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: William T. Hart, Esq.
        Hart & Trinan, LLP
        Via facsimile (303) 839-5414